SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-Held Company - – CVM nº 016390

Corporate Taxpayers’Registry (CNPJ/MF) 01.832.635/0001-18

Board of Trade (NIRE) 35.300.150.007

Av. Jurandir, 856, Lote 4, 1º andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

São Paulo, November 8th, 2011 - TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM) (“TAM”), pursuant to Law No. 6.404/76 and Normative Instruction No. 358/02, issued by Comissão de Valores Mobiliários (“CVM”), as amended, hereby informs its shareholders and the general market that:

1.    Multiplus S.A. (BM&FBovespa: MPLU3) (“Multiplus”), a publicly-held company controlled by TAM, entered yesterday, November 7, 2011, into a binding partnership agreement ("Joint Venture Agreement") with Groupe Aeroplan Inc. ("Aimia"), a Canadian public company and a global leader in loyalty marketing, to create a new loyalty marketing services company in Brazil ("New Company"), and each of Multiplus and Aimia will own 50% (fifty percent) of the shares/quotas issued by the New Company (“Joint Venture”).

2.    The Joint Venture will focus on the design, development, management of, and value creation from data analytics and insight for third party loyalty and incentive programs. The Joint Venture will not develop coalition programs similar to the one operated by Multiplus and therefore will not affect Multiplus’s main activity.

3.    At this time there is no anticipated transfer of assets by either Multiplus or Aimia to the New Company other than know-how and expertise, with the respective cash investment by each of them expected to be less than US$ 25,000,000.00 (twenty five million U.S. dollars) over a three (3) year period. Aimia and Multiplus will account for their respective interests in the Joint Venture under the equity method.

4.    The Joint Venture and the execution of the Joint Venture Agreement were approved by the Board of Directors of Multiplus at the meeting held on November 5, 2011. The transaction is subject to the approval by the Brazilian competent antitrust authorities (Sistema Brasileiro de Defesa da Concorrência) and to the detailing of the Joint Venture’s operational and corporate conditions to be further formalized in definitive documentation.

5.    Groupe Aeroplan Inc. operating as "Aimia" is a Canadian public company listed on the Toronto Stock Exchange (Toronto Stock Exchange) (TSX: AIM) and a global leader in loyalty management, with over 3,800 employees in more than 20 countries around the world. Aimia owns and operates Aeroplan, Canada’s premier coalition loyalty program and Nectar, the United Kingdom’s largest coalition loyalty program. In addition, Aimia has majority equity positions in Air Miles Middle East and Nectar Italia as well as a minority position in Club Premier, Mexico’s leading coalition loyalty program and Cardlytics, a US-based private company operating in merchant-funded transaction-driven marketing for electronic banking.

6.    Multiplus is a loyalty coalition network and was created in June 2009 as a business unit from TAM Airlines group. In October 2009, the company was legally established as an independent operation and it went public in February 2010 and is listed on Brazil’s stock exchange market ‘BM&FBOVESPA’. As of today, Multiplus is a subsidiary of TAM, which currently holds 73.14% of its shares.

7.    Additional information about Multiplus and Aimia is available at their respective websites, www.multiplusfidelidade.com.br  and www.aimia.com.

8.    Multiplus and Aimia are committed to the business of the Joint Venture, and may explore a broader relationship over time, should market opportunities present themselves.

São Paulo, November 8th, 2011.

Líbano Miranda Barroso

Investors Relations Officer

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas
Aéreas and Director of Investor Relations
for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.2% in September; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 87.9% of market share in this segment. With the biggest fleet of passenger aircraft in Brazil (151 operational aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.